February 11, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Comtech Telecommunications Corp.

Form 10-K for the year ended July 31, 2009

Filed September 23, 2009

File No. 0-07928

Dear Mr. Spirgel:

This will acknowledge receipt of your letter dated February 2, 2010 to the undersigned, the Senior Vice President and Chief Financial Officer of the above-referenced registrant, providing comments on the registrant’s Annual Report on Form 10-K referred to above. Your letter was received at the registrant’s offices by mail on February 8. I did not receive the fax transmission of the letter, since the fax number your office used is not correct. Please note that the correct fax number is 631.962.7203.

Your letter requests the registrant’s response to the comments within 10 business days (February 17, 2010). The registrant’s financial reporting group is currently preparing the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010, and anticipates that it will need additional time to respond appropriately to your comment letter. As our counsel, Robert Cantone, discussed with Staff Accountant Kathryn Jacobson, on February 9, the registrant proposes to provide its response to the comment letter no later than March 9, 2010.

We thank you for your courtesy in this matter.

Very truly yours,

/s/ Michael D. Porcelain
Michael D. Porcelain
Senior Vice President and Chief Financial Officer